Vibe Ventures Inc.
Room 1707, 17th Floor CTS Center
219 Zhong Shan Wu Road
Guangzhou, PR China

United States Securities and Exchange Commission
Washington, DC 205494
Attention: Mark P. Shuman
Legal Branch Chief

RE:	Vibe Ventures Inc. Amendment No. 15 to Registration Statement on Form S-1 Filed October 20, 2014 File No. 333-164081

October 20, 2014

Dear Mr. Shuman,

We have received the comment letter from the SEC dated October 14, 2014 and we have responded and amended the Registration Statement on Form S-1 accordingly.

Exhibit 10.1

1. The Company will be relying on an exemption based on Rule 506 of Regulation D promulgated under the Securities Act of 1933 and Catalyst is the only Investor. The investor was not accredited (as permitted) but had such knowledge and experience in financial and business matters that they are capable of evaluating the merits and risks of the prospective investment and the Company reasonably believes immediately prior to making any sale Catalyst comes within this description. Further, if Catalyst converts such debt to shares of our common stock, we will place a restrictive legend on the stock, in for form of The security evidenced hereby has not been registered under the Securities Act of 1933 or any State securities laws and may not be sold, transferred, assigned, offered, pledged or otherwise distributed for value unless there is an effective registration statement under such act or laws covering such security (concurred in by counsel of the Company) stating such sale, transfer, assignment, pledge or distribution is exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 and all applicable State securities laws.

The Company has adjusted the disclosure on page 24 to include this information as follows:

The Catalyst line of credit was made in reliance upon the exemption from registration under Rule 506 of Regulation D promulgated under the Securities Act of 1933, based on the following: (a) Catalyst, while not an “accredited investors,” as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933 but, based on the criteria in Rule 506(b)(a) (ii) had such knowledge and experience in financial and business matters that they are capable of evaluating the merits and risks of the prospective investment and the Company reasonably believes immediately prior to making any sale Catalyst comes within this description (b) there was no public offering or general solicitation with respect to the offering; (c) Catalyst were provided with certain disclosure materials and all other information requested with respect to our company; (d) where applicable, Catalyst acknowledged that all securities being purchased were “restricted securities” for purposes of the Securities Act of 1933, and agreed to transfer such securities only in a transaction registered under the Securities Act of 1933 or exempt from registration under the Securities Act; and (e) where applicable, including any shares are issued from the conversion of the debt to equity, a legend was placed on the certificates representing each such security stating that it was restricted and could only be transferred if subsequent registered under the Securities Act of 1933or transferred in a transaction exempt from registration under the Securities Act of 1933 (specifically, The security evidenced hereby has not been registered under the Securities Act of 1933 or any State securities laws and may not be sold, transferred, assigned, offered, pledged or otherwise distributed for value unless there is an effective registration statement under such act or laws covering such security (concurred in by counsel of the Company) stating such sale, transfer, assignment, pledge or distribution is exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 and all applicable State securities laws.)

The Company hereby acknowledges:

·         should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·         the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·         the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find our revisions satisfactory. If you should have any further questions or comments, please do not hesitate to contact our office by email (vibeventuresinc@gmail.com) or our corporate lawyer, Ms. Jill Arlene Robinson by email (jillarlene@jarepa.com) or phone (305-531-1174).

Sincerely,

Hong Mei Ma
President